UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 8)


                              New Plan Realty Trust
--------------------------------------------------------------------------------
                                (Name of Issuer)


                   Shares of Beneficial Interest, No Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   337400 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)


           Mr. Geoffrey R. Henry                    Copies to:
          MNOPF Trustees Limited                 Michael M. Maney
       Ashcombe House, The Crescent            Sullivan & Cromwell
       Leatherhead, Surrey KT22 8LQ              125 Broad Street
                  England                    New York, New York 10004
             (44-1372) 386000                     (212) 558-3800
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                January 21, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

                                                               SEC 1746(12-91)

                               Page 1 of 3 Pages

                                  SCHEDULE 13D

---------------------
CUSIP NO. 337400 10 5                           Page    2    of    3    Pages
---------------------                                -------    -------

-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         MNOPF Trustees Limited
         No SS or IRS I.D. No.
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  [  ]
                                                                  (b)  [  ]
-------------------------------------------------------------------------------
 3.  SEC USE ONLY

-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

         N/A
-------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                       [  ]
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

         England
-------------------------------------------------------------------------------
                   7.  SOLE VOTING POWER
  NUMBER OF                  2,893,954*
    SHARES         ------------------------------------------------------------
BENEFICIALLY       8.  SHARED VOTING POWER
  OWNED BY                   None
    EACH           ------------------------------------------------------------
 REPORTING         9.  SOLE DISPOSITIVE POWER
   PERSON                    2,893,954*
    WITH           ------------------------------------------------------------
                   10. SHARED DISPOSITIVE POWER
                             None
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,893,954*
-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                       [X]
-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           4.97%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

           EP
-------------------------------------------------------------------------------

----------------
* These Shares do not include 6,000 Shares which were inadvertently included in previous Schedule 13D filings as beneficially owned by MNOPF Trustees Limited. Please see Item 5 below describing beneficial ownership of the Shares.


                               Page 2 of 3 Pages

                                  SCHEDULE 13D

         This Amendment No. 8 to Schedule 13D (the "Amendment") is filed by MNOPF Trustees Limited (the "Trustee"), on behalf of Merchant Navy Officers Pension Fund (the "Fund") pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended, as an amendment to the Schedule 13D filed by the Trustee on January 23, 1997.

         In Amendment No. 7-Revised the settlement date of January 22, 1997 was in error. The correct date was January 21, 1997.


Dated:  January 23, 1997

                                    MNOPF TRUSTEES LIMITED

                                    By /s/ Geoffrey R. Henry
                                       Geoffrey R. Henry
                                       Chief Executive



                               Page 3 of 3 Pages